JPMorgan Funds - J.P. Morgan Fleming Mutual Fund Group, Inc.
Rule 10f-3 Transactions
For the period from July 1, 2014 to December 31, 2014

The following securities were purchased pursuant to Rule 10f-3 and all requirements of the Rule 10f-3 Procedures of the Funds:

Fund JPMorgan Mid Cap Value Fund
Trade Date 9/23/2014
Issuer Citizens  Financial Group, Inc. (CFG) IPO
Cusip 17461010
Shares 3,344,200
Offering Price $21.50
Spread $0.409
Cost $71,900,300
Dealer Executing Trade Morgan Stanley
% of Offering  purchased by firm 5.53%
Syndicate Members Morgan Stanley / Goldman, Sachs & Co. / J.P. Morgan / Barclays / Citigroup / Deutsche Bank Securities / RBS / Wells Fargo Securities / Credit Suisse / UBS Investment Bank / Jefferies / Keefe, Bruyette, & Woods / Oppenheimer & Co. / RBC Capital Markets / A Stifel Company, Sandler O'Neill + Partners, L.P. / Evercore / ING / Sanford C. Bernstein / Guggenheim Securities / Lebenthal Capital Markets / The Williams Capital Group, L.P.